575 Maryville Centre Drive St. Louis, MO 63141, USA Tel: +1.314.674.1000 Fax: +1.314.674.1585

April 17, 2012

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-4631

Attn:       Mr. Terence O’Brien

Re:         Solutia Inc.
Form 10-K for the fiscal year ended December 31, 2011
File No. 1-13255

Dear Mr. O’Brien:

We are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 6, 2012 regarding the Form 10-K for the fiscal year ended December 31, 2011 filed by Solutia, Inc. (the “Company”) on February 24, 2012 (the “Form 10-K”).  Set forth below are the Staff’s comments and our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Note 8. Debt Obligations…….page 64

1.
Please confirm to us that none of your outstanding debt instruments contain equity claw language.  Otherwise, please provide us with an explanation of these terms along with how you are accounting for the term.  Please include the specific reference to the accounting literature that supports your accounting.

Response:  Our $400 million senior unsecured notes (“8.75% Notes”) and our $300 million senior unsecured notes (“7.875% Notes”) each allow the Company, at its option on any one or more occasions prior to November 1, 2012, with respect to the 8.75% Notes, and March 15, 2013, with respect to the 7.875% Notes, to redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to the par value of the notes plus the coupon rate and accrued and unpaid interest with the net cash proceeds of one or more equity issuance provided the redemption occurs within 90 days of the date of the closing of the equity issuance (the “Equity Claw”).  Although the indenture agreements have previously been filed with the SEC (with respect to the 8.75% Notes, please see our First Supplemental Indenture to the Indenture dated October 15, 2009 by and between Solutia Inc., the subsidiary guarantors parties thereto and the Trustee (incorporated by reference to Exhibit 4.2 to Solutia’s Current Report on Form 8-K filed October 16, 2009) and, with respect to the 7.875% Notes, please see our Second Supplemental Indenture to the Indenture dated March 9, 2010, by and between the Company, the subsidiary guarantors party thereto and the Trustee (incorporated by reference to Exhibit 4.2 to Solutia’s Current Report on Form 8-K filed on March 10, 2010)), in future filings, beginning with our Form 10-Q for the period ending March 31, 2012, we will include disclosure which summarizes the terms of the Equity Claw.

For accounting purposes, we determined that the Equity Claw was an embedded derivative and, therefore, in accordance with Topic ASC 815-15-25-42 of the FASB Accounting Standards Codification, the Company evaluated this redemption feature under the four-step sequence to determine whether the Equity Claw was clearly and closely related to the debt host contract.  The following are the steps that pertain to this analysis:

Step 1:  Is the amount paid upon settlement (also referred to as the payoff) adjusted based on changes in an index (rather than simply being the repayment of principal at par, together with any unpaid accrued interest)?  If no, continue to Step 3.

Step 2:  N/A as the answer to Step 1 is no.

Step 3:  Does the debt involve a substantial premium or discount?  If no, in accordance with paragraphs 815-15-25-40 through 25-41, further analysis of the contract under paragraph 815-15-25-26 is required.

Step 4:  N/A as the answer to Step 3 is no.

Since the amount paid upon settlement is simply the repayment of principal at par plus the stated coupon with any unpaid accrued interest, the redemption feature’s settlement is not adjusted based on changes in an index.  Furthermore, since the 7.875% Notes were issued at 99.5 percent of par and the 8.75% Notes were issued at par, neither security involves a substantial premium or discount.  Therefore, pursuant to both ASC 815-15-25-42 and ASC 815-15-25-40, the redemption feature must be assessed under ASC 815-15-25-26 to determine if the redemption feature is clearly and closely related to the debt host contract.

ASC 815-15-25-26 states that embedded redemption features in a debt host would be clearly and closely related unless either of the following two conditions exists:

(a)	The hybrid instrument can contractually be settled in a manner that the investor would not recover substantially all of its initial investment; or

(b)
There is a possible interest rate scenario (even though it may be remote) under which the embedded derivative would at least double the investor’s initial rate of return on the host contract and for any of these possible interest rate scenarios, the embedded derivative would at the same time result in a rate of return that is at least twice what otherwise would be the then-current market return for a comparable contract.

 With respect to item (a) above, because the notes were not issued at a substantial premium or discount and the repurchase feature requires the issuer to settle the option by delivering par plus coupon plus accrued and unpaid interest, the noteholders would recover all of their initial investment.  Item (b) above does not apply as the right to accelerate the settlement of the debt can be exercised only by the debtor (see ASC 815-15-25-37).   Therefore, neither of the conditions in ASC 815-15-25-26 is met.

In summary, since it was determined that the embedded derivative possessed economic characteristics that are clearly and closely related to the economic characteristics of the host contract, the embedded derivative was not separated from the host contract or separately valued for accounting purposes.

Note 16.  Commitments and Contingencies…….page 82

2.
We note that you believe it is remote there will be an unfavorable outcome to you for the legacy tort claims litigation.  We further note your statement that it is reasonably possible you would be liable for an amount that could have a material adverse effect on your consolidated financial statements in the event the legacy tort claims litigation is not within the Monsanto Settlement Agreement.  It is unclear what you mean by each of these statements.  In this regard, probable and reasonably estimable loss contingencies should not be netted with gain contingencies.  Please refer to ASC 450-20 and ASC 450-30 for guidance.  In future filings, please revise your disclosures for your assessment of your loss contingencies on a gross basis.  Please confirm to us that you continue to believe that the probable loss for the legacy tort claims litigation is immaterial or not reasonably estimable.  Please also disclose the amount or range of reasonably possible loss in excess of accrual.  If you are unable to estimate the amount or range of this reasonably possible loss, please disclose this fact and provide us with a comprehensive explanation as to why.  Please also (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.  You may provide your disclosures on an aggregated basis.  Please include your proposed disclosures to be included in your next periodic report in your response.

Response:  Legacy Tort Claims, as that term is defined in our Amended and Restated Settlement Agreement dated February 28, 2008 between Solutia and Monsanto (the “Monsanto Agreement”), relates to tort litigation, among other matters, for which the former Monsanto Company (now known as Pharmacia Corporation (“Pharmacia”), a 100% owned subsidiary of Pfizer, Inc.) is responsible to defend and indemnify us.   The definition of Legacy Tort Claims includes, but is not limited to, claims for property damage, personal injury, products liability or premises liability or other damages arising out of or related to exposure to asbestos, polychlorinated biphenyls (PCBs), dioxin, benzene, vinyl chloride, silica, pentachlorophenol, styrene tars, and other chemical or environmental contamination.  (See full definition of Legacy Tort Claims included in Appendix A).

The Company routinely, but no less frequently than on a quarterly basis, assesses the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of possible losses.   In assessing potential loss contingencies, the Company considers a number of factors, including those listed in ASC 450-20 regarding assessing the probability of incurring a loss and whether a loss is reasonably estimable. Among other things, the Company assesses with respect to each litigation the nature of the claim, the number and identity of other persons and entities named as defendants and if the legal action is captured under the definition of Legacy Tort Claims. These matters are reviewed with internal and outside counsel, senior management, the Company’s accountants and outside auditors, and, on at least a quarterly basis, with the Company’s Audit Committee. Based on this process, the Company assesses at the time of its financial reporting both the probability of the incurrence of a loss and whether it can determine whether a loss or a range of possible losses are reasonably estimable.

With respect to the legal actions disclosed in our Form 10-K for the year ended December 31, 2011, Solutia and Pharmacia, among others, are each named defendants and, after careful consideration of the nature of each claim and an assessment of our rights under the Monsanto Agreement, we have tendered these matters to Monsanto.  We have not recorded a loss contingency on any of the legal matters tendered to Monsanto and, in arriving at this accounting conclusion, we have not netted loss contingencies with gain contingencies, as defined by ASC 450-30.

Monsanto has agreed to accept the defense of these matters to the extent they constitute Legacy Tort Claims.  Upon assessment of the terms of the Monsanto Settlement Agreement and, specifically, the definition of Legacy Tort Claims, we believe the probability of an unfavorable outcome to us in these matters is remote.  However, these lawsuits seek damages which management deems material and, if it were subsequently determined these matters are not within the meaning of Legacy Tort Claims, as defined in the Monsanto Agreement, we could be liable for an amount which could have a material adverse effect on our consolidated financial statements.  We are unable to estimate the amount or range of potential losses due to the fact that Monsanto has accepted the tenders of defense associated with Legacy Tort Claims and we are not actively involved in these matters.

Beginning with our Form 10-Q for the period ending March 31, 2012, and assuming our assessment has not changed, we propose the following disclosure as it relates to Legacy Tort Claims:

Upon assessment of the terms of the Monsanto Settlement Agreement and other defenses available to us, we believe the probability of an unfavorable outcome to us on the Putnam County, West Virginia; Escambia County, Florida; and St. Clair County, Illinois and related litigation against us is remote and, accordingly, we have not recorded a loss contingency.  Nonetheless, if it were subsequently determined these matters are not within the meaning of Legacy Tort Claims, as defined in the Monsanto Settlement Agreement, or other defenses to us were unsuccessful, we could be liable for an amount which could have a material adverse effect on our consolidated financial statements.  We are unable to estimate the amount or range of potential losses due to the fact that Monsanto has accepted the tenders of defense associated with Legacy Tort Claims and we are not actively involved in these matters.

3.
We note your statement that your environmental liabilities could have a material adverse impact on your operating results but not your financial position.  Please expand your disclosure to assess the materiality to your cash flows.  Please also disclose the amount or range of reasonably possible loss in excess of accrual.  If you are unable to estimate the amount or range of this reasonably possible loss, please disclose this fact and provide us with a comprehensive explanation as to why.  Please include your proposed disclosures to be included in your next periodic report in your response.

Response:  With respect to your request for us to expand our disclosure to assess the materiality to our cash flows, we advise the Staff that we will revise our disclosure in future filings, beginning with our Form 10-Q for the period ending March 31, 2012, to state the following:

Although the resolution of these uncertainties, which may occur over an extended period of time, may have a material adverse effect on our Consolidated Statement of Operations in the period recognized, management does not believe these uncertainties will have a material adverse effect on our Consolidated Statement of Financial Position and Cash Flows or our liquidity.

With respect to your request for us to disclose the amount or range of reasonably possible loss in excess of accrual, we refer the Staff to page 84 of Note 16. Commitments and Contingencies whereby the following disclosure is presented:

In addition to accrued environmental liabilities, there are costs which have not met the definition of probable, and accordingly, are not recorded in the Consolidated Statement of Financial Position.  These loss contingencies are monitored regularly for a change in fact or circumstance that would require an accrual adjustment.  These matters involve significant unresolved issues, including interpretation of applicable laws and regulations, the outcome of negotiations with regulatory authorities and alternative methods of remediation.  Because of these uncertainties, the potential liability for existing environmental remediation may range up to two times the amount recorded which would be settled through cash payment over an extended period of time.

*    *     *

In connection with responding to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 314-674-7734 at your earliest convenience.

Very truly yours,

/s/James M. Sullivan
Executive Vice President
and Chief Financial Officer

Appendix A

Definition of Legacy Tort Claims - See our Amended and Restated Monsanto Settlement Agreement dated as of February 28, 2008 among Solutia Inc., Monsanto Company and SFC LLC (incorporated by reference to Exhibit 10.1 to Solutia’s Current Report on Form 8-K filed March 5, 2008).

“Legacy Tort Claims” means all legal, equitable or other claims, demands, costs, causes of action and/or other liabilities arising under tort law (including demands for indemnification or contribution relating to or arising out of any such liability, whether arising under contract, tort law or otherwise), whether currently asserted or asserted in the future, whether known or unknown:

(a)	which constitute Chemicals Liabilities assumed by Solutia under the Distribution Agreement;

(b)	for which Solutia was required to indemnify Monsanto and Pharmacia under the Distribution Agreement; and

(c)
which are for property damage, personal injury, products liability or premises liability or other damages arising out of or related to exposure to asbestos, PCB, dioxin, benzene, vinyl chloride, silica, butadiene, pentachlorophenol, styrene tars, other chemical exposure or environmental contamination, regardless of whether:

i.  any of the Debtors is, was or will be named as a defendant in any action commenced by or on behalf of the holder of such Legacy Tort Claim,
ii.  such holder has filed a proof of claim in the Solutia Chapter 11 Case, or
iii. the alleged exposure occurred before or after the Solutia Spinoff.

“Legacy Tort Claims” also includes legal, equitable or other claims, demands, costs, causes of action and/or other liabilities arising against Solutia under tort law (including demands for indemnification or contribution relating to or arising out of any such liability, whether arising under contract, tort law or otherwise), whether currently asserted or asserted in the future, whether known or unknown, in circumstances where:

(u) the claims in question reflect the description contained in clause (c) of the first sentence of this definition;

(v) the property from which such chemical exposure or environmental contamination arose was previously owned by Pharmacia and transferred to Solutia in connection with the Spinoff;

(w) the claims arise from Solutia’s conduct after the Solutia Spinoff;

(x)  such conduct constituted the remediation, or non-remediation, of conditions which existed as of the Spinoff and were subject to Solutia’s assumption of remediation obligations under the Distribution Agreement; and

(y)  such conduct by Solutia was in accordance with federal or state environmental law or orders or was a continuation of activities conducted, or inactivity, by Pharmacia at the time of the Spinoff, provided, however, that in the case of non-remediation, such non-remediation must not have been in violation of federal or state environmental laws or orders, regardless of whether:

i.  any of the Debtors is, was or will be named as a defendant in any action commenced by or on behalf of the holder of such Legacy Tort Claim, or
ii. such holder has filed a proof of claim in the Solutia Chapter 11 Case.

“Legacy Tort Claims” shall not include, among other things: NRD Claims; claims for medical or retiree benefits, including retiree medical, disability and life insurance benefits; monitoring obligations with respect to PAB-exposed former employees; workers compensation claims brought solely pursuant to worker compensations statutes and not constituting or arising out of a claim, demand, cost, cause of action and/or other liability that would otherwise be defined as a “Legacy Tort Claim” herein; antitrust claims; commercial, business or contract claims; Environmental Liability Costs; any other remediation obligations covered by the terms of this Agreement; Legacy Claims for “response” as defined under Section 101(25) of CERCLA; claims asserted in connection with any pension or similar obligations of Solutia, including (x) claims asserted in the actions entitled Walker v. Monsanto Company Pension Plan, No. 04-cv-436-DRH, Scharringhausen v. Solutia Inc. Employees’ Pension Plan, No. 3:06CV00099, and the administrative charge entitled Larry Probst v. Monsanto Company and Solutia, Inc., EEOC Charge Nos. 280 A 00618 through 280 A 00652, and any similar litigation and (y) claims asserted in the action entitled Miller v. Pharmacia Corporation, No. 4:04CV981, or any similar litigation; or (other than as may be provided in the second sentence of this definition) any claims, including claims for exposure to chemicals or other substances, arising from Solutia’s conduct after the Spinoff.